FORM 4
                              STATEMENT OF
                     CHANGES IN BENEFICIAL OWNERSHIP

  Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. SEE Instruction 1(b).

 1.  Name and Address of Reporting Person
     (Last)    Howatt
     (First)   Thomas
     (Middle)  J.
     (Street)  1244 Kronenwetter Drive
     (City)    Mosinee
     (State)   Wisconsin
     (Zip)     54455

 2.  Issuer Name and Ticker or Trading Symbol
     (Issuer Name)       Wausau-Mosinee Paper Corporation
     (Ticker or Trading Symbol) WMO

 3. I.R.S. or Social Security Number of Reporting Person (Voluntary) (I.D. Number) ###-##-####

 4.  Statement for Month/Day/Year
     (Month/Day) December
     (Year)    2002

 5.  If Amendment, Date of Original (Month/Day/Year)
     (Month/Day)
     (Year)

 6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)
     X
     X    (Director)
     X    (Officer, give title below)
           President & CEO
          (10% Owner)
          (Other, specify below)


 7.  Individual or Joint/Group Filing (Check Applicable Line)
     X
     X    Form filed by One Reporting Person
          Form filed by More than One Reporting Person

  TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY
            OWNED

                                                                      5. Amount of
                                                     4. Securities       Securities
                          2A. Deemed                    Acquired (A)     Beneficially
             2. Trans-    Execution     3.Trans-        or Disposed      Owned         6. Ownership 7. Nature of
             action       Date, if any    action        of (D)           Following        Form:        Indirect
 1.Title of  Date(Month/  (Month/Day/     Code          (A) or           Reported         Direct(D) or Beneficial
 Security    Day/Year)     Year)       Code    V    Amount  (D)  Price   Transactions(s)  Indirect(I)  Ownership
 No Par                                                                  3449.4411        I
 Value                                                                   1,000            D
 Common                                                                  8,875.124**      D            401-K Trust
 Stock

  TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
               (E.G., puts, calls, warrants, options, convertible securities)
                                                                5. Number of
                                                                Derivative
             2. Conversion              3A. Deemed              Securities
 1. Title    or Exercise                Execution    4.Trans-   Acquired (A)    6. Date Exercisable and
     of      Price of   3. Transaction  Date, if any   action   or Disposed of       Expiration Date
 Derivative  Derivative    Date (Month/ (Month/Day/    Code          (D)             (Month/Day/Year)
 SECURITY    SECURITY      DAY/YEAR)    YEAR)       CODE    V    (A)   (D)      DATE EXERCISABLE EXPIRATION DATE
 Common      $13.13                                                             11/18/94          2/19/12
 Stock       $17.11                                                               4/1/96          2/21/13
 (Right      $18.50                                                               3/1/96          8/31/15
 to Buy)     $18.50                                                              9/19/96         10/18/15
             $17.69                                                              9/17/97         10/15/16
             $15.88                                                              7/23/99          1/23/19
             $ 8.97                                                             10/19/01           8/7/20
             $ 8.97                                                             10/19/01           8/7/20
             $10.71#                                                                 #           12/13/21#
             $11.39##      12/12/02##                A      V     27.000##          ##           12/12/22##
 Common      1 for 1       12/31/02                  A      V    270.7581       (2)              (2)
 Stock
 Equivalent
 Units

 Dividend     (1)                                                               (1)              10/15/16
 Equivalents

  TABLE II CONTINUED - Derivative Securities Acquired, Disposed of or
                       Beneficially Owned
              (E.G., puts, calls, warrants, options, convertible securities)

 7. Title and Amount of                                                    10. Ownership
    Underlying Securities                     9. Number of Derivative    Form of Derivative
                     Amount or   8. Price of  Securities Beneficially       Securities
                     Number of    Derivative      Owned Following      Beneficially Owned 11. Nature of Indirect
 TITLE                 SHARES      SECURITY   REPORTED TRANSACTION(S)    AT END OF MONTH     BENEFICIAL OWNERSHIP
 No                                             2,444                  D
 Par
 Value
 Common Stock                                   9,168                  D
 Common Stock                                  18,750                  D
 Common Stock                                   6,250                  D
 Common Stock                                   5,000                  D
 Common Stock                                  86,205                  D
 Common Stock                                 350,000                  D
 Common Stock                                  15,000                  D
 Common Stock                                  18,000#                 D#
 Common Stock          27,000##                27,000##                D##
 Common Stock         270.7581    11.08     7311.1769                  D
 Common Stock                               5753.0                     D

 Explanation of Responses:
 *Exempt transaction under rule 16b-3(c):  All shares held under Common Stock
  Purchase Plan.
 **Estimated amount.  Represents an unallocated interest in a 401-k common stock investment fund.
 #Number of shares as to which option is exercisable is subject to satisfaction of certain performance criteria.
  Options are exercisable on date on which audited financial results for the fiscal year ending 12/31/02 are reported.
 (1) Accruals on dividend record dates. Value of dividend equivalents paid in cash only at earlier of termination of employment or exercise of certain options.
 (2) Stock equivalent units accrued under the Wausau-Mosinee Deferred Compensation Plan for Directors; the value of the units is paid in cash at Director's termination of service.
 ##Number of shares to which option is exercisable is subject to satisfaction of certain performance criteria.  Options are
 exercisable on date on which audited financial results for the fiscal year ending 12/31/03 are reported by the Company.
                    /S/ SHERRI L. CRAKER                    01/03/03
                       Signature of Reporting Person         Date
                       Attorney-In-Fact